OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



Wolfprint 3D Inc.
www.wolfprint.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Wolfprint 3D Inc. ("Wolfprint 3D," "we," or "us"), is a corporation organized August 18, 2016 under the laws of Delaware. The company was organized to provide products and services related to 3D scanning, 3D printing and 3D modeling for companies and private individuals. We have not yet commenced planned principal operations nor generated revenue in the United States. Currently, we provide our services through our wholly owned Estonian subsidiary, Wolfprint 3D OÜ ("Wolfprint Estonia"), which has been in operation since 2014.

A description of our products, including our proprietary 3D scanning booth, which is our first product, as well as our services, our production process, and business plans can be found on the company's profile on SeedInvest under https://www.seedinvest.com/wolfprint.3d/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Timmu Tõke, Haver Järveoja, Rainer Selvet and Kaspar Tiri are the founders of Wolfprint Estonia and are all currently shareholders and executives of Wolfprint 3D Inc. All the founders are currently with the company in various capacities. Wolfprint 3D has no employees at present but Wolfprint Estonia has 4 employees, including Rainer Selvet and Kaspar Tiri.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Timmu Tõke	President and CEO	23	Appointed August 18, 2016	No*
Haver Järveoja	COO, Treasurer and Secretary	24	Appointed August 18, 2016	No*
Rainer Selvet	CTO	23	Appointed August 18, 2016	No**
Kaspar Tiri	CSO	21	Appointed August 18, 2016	No**
Directors:				
Timmu Tõke	Sole Director		Appointed August 18, 2016.	
Key Employees:				

N/A				

* Timmu Tõke and Haver Järveoja are working full-time as executives for both the company and Wolfprint Estonia, but only get compensated by Wolfprint Estonia, pursuant to management board member contracts.

** Kaspar Tiri and Rainer Selvet are both employees of Wolfprint Estonia. In addition to acting as executives, they are considered key employees of Wolfprint Estonia. They have both been working for that company full-time since September 1, 2014

Timmu Tõke, CEO
Founded his first company when just 16 while he was in high school. He built a team of almost 20 active sales people in a home chemistry business and managed their activities when 17 for over two years. Timmu was a real estate broker in RE/MAX for just a year, but managed to be one of two top brokers, as measured by commission and then left to start his own company in 2013. Timmu has also had a significant role in building one of the most promising young Estonian clothing brands, including Swärk (Swarkshirts.com) where he was managing the business for over a year.

Haver Järveoja, COO
Haver founded the consulting company Causa OÜ helping foreigners to do business in Estonia while in his second year in university. In 2015, was chosen to be Ebster of the year (Estonian Business School student of the year). Worked in LHV Bank Brokerage department on US securities for a year in 2013. Haver was also a Country Manager for a US NGO, Students For Liberty (2013-2014).

Kaspar Tiri, CSO
Kaspar built a wakeboarding business in Pärnu at the age of 16. While in high school, he built a successful nightclub. He set up an international sales network for Wolfprint 3D with more than 50 partners in 13 different countries. Kaspar has given lectures about team management to postgraduate students. He has extensive experience in sales team management, delivering results, building new business and long-lasting relationships with partners and customers.

Rainer Selvet, CTO

Without having access to a camera and having a deep desire to create films, Rainer started learning 3D modeling. That developed further into an interest in 3D content creation and by the end of high school, Rainer was a lecturer in Tartu School of Arts (at the age of 20) and Tallinn University of Technology, teaching various 3D concepts, game engines for three consecutive years. Prior to his employment with Wolfprint Estonia, Rainer worked as a freelance 3D expert and modeler for various companies.

Related party transactions

Wolfprint Estonia owes €100,000 plus interest under a loan limit agreement entered into May 23, 2014 between Wolfprint Estonia and AS Estonian Business School at 12% yearly interest rate. The loan was used to finance past and current development and research projects. AS Estonian Business School was a shareholder of Wolfprint Estonia and became a shareholder of Wolfprint 3D Inc. as a result of the Delaware share flip. The repayment date for the principal has been extended to December 31, 2017 by the parties to the contract. AS Estonian Business School Group has the option to convert €50,000 from the outstanding loan amount with a 15% discount rate into certain financings undertaken by Wolfprint Estonia, provided that any such financing round raises at least €200,000. AS Estonian Business School has indicated that it is more interested in receiving the loan back rather than converting it into shares of the Wolfprint Estonia.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We are selling convertible notes that will convert into shares only in limited circumstances, at the option of the company.**
  Investors in this offering will be considered non-major investors under the terms of the notes offered and will receive no interest on notes that have no maturity date. If conversion happens, it will be into non-voting shares of a to-be-determined class of preferred stock. In most cases, non-major investors will not have their notes converted unless there is a merger or buyout of the company or the company

chooses to convert the notes. The notes convert at a discount of 20%, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below $4.5 million valuation cap, so you should not view the $4.5 million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have no history in the United States and have not generated any revenues.**
  We have relocated from Estonia and have not yet commenced our planned principal operations in the United States, nor generated any revenue. Our activities since inception have consisted of formation activities and preparations to raise capital. Once we commence our planned principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **The company's financial review includes a "going concern" note.**
  Even if we are able to successfully begin operations in the United States, we may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this crowdfunding round and other sources, we may not accurately anticipate how quickly we may use the funds and if such funds are sufficient to make any profits at all.

- **We operate in a new market in which we are trying to establish and respond to demand that does not yet exist**.
  While the Virtual Reality (VR) and Augmented Reality (AR) markets have a lot of promise, there is no guarantee that consumer adoption of VR and AR products and services will be as swift and large-scale as predicted. If we are not able to create a big enough market for our products and services, we may not be able to keep the company afloat. Slow consumer adoption of tools and services similar to ours may negatively impact our business.

- **Does anyone want our product and will they pay enough for it?**
  We will only succeed if we establish a stable client base including collaborations with large companies active in our markets. Slow adoption by partners would mean that we would not be able to generate enough revenue from collaborating with them. We cannot currently know if and when private individuals will be willing to pay for our services.

- **We may not be able to develop and protect technology in accordance with our plans**.
  Our plans to further develop our virtual or augmented reality technology may not be as successful as we hope. We may spend a lot of time and money on designing the technology only to find out it does not work. Even if we successfully develop any technology, we may not be able to obtain appropriate intellectual property protection for it, which would make it less valuable.

- **We may not be able to get patent and other intellectual property protection for out technology in the United States**.
  While we currently hold valid European patents on our apparatus for recording 3-D images, there is no guarantee that the US Patent Office will approve any patent application we may file in a timely manner. This could reduce the value of our products and services.

- **We are not going to make any profits for at least three years**.
  We have never had any significant revenues and no profits are projected for the next three years, at the very least. There is no guarantee we will make any profits after three years or ever.

- **We have a small management team with no US market experience.**
  We depend on the skills and experience of a small management team. Our management team consists of non-US individuals who have no previous experience with US markets. The company needs to hire further employees to successfully scale up. In particular, we will need to hire people with sales and marketing expertise in the United States. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We may not be able to obtain appropriate immigration status for members of our management team or employees going forward.**
  The process of moving our main operations to the United States and specifically California may not go as smoothly as we hope if we encounter immigration law-related issues. Our management and future employees who are non-US citizens will need employment authorization if formally employed and paid by the company. There is no guarantee this will happen as quickly as we hope and in accordance with our needs.

- **We will need more people to join our company**.
  We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with

specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job

- **Manufacturing of our 3D booths is complicated and highly resource-intensive.** Even if we successfully create demand for our products in the United States, we will need significant resources to produce the hardware for our products. Their creation requires specialized technical skills as well as expensive materials and components. There is no guarantee we will have enough money to deliver our products to the users.

- **The company is going to need more money.**
  We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **We have a number of competitors more established than we are.**
  There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop technologies better than ours and may succeed convincing clients to adopt them faster.

- **We depend on the success of various ongoing discussions with companies able to successfully integrate our products and pay for them.**
  In order to be successful, we have to sign cooperation, sales and licensing agreements with various large companies operating in the 3D printing and VR/AR space. These are the companies that have the resources to pay for our products and services on a scale to make our business viable. While we have received substantial interest from many of these, there is no guarantee that we will be able to finalize enough of these agreements in time to keep the company going.

- **Any valuation at this stage is pure speculation.** We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security, which, as we point out above, has no set price until someone else invests in us. Don't think you can make that call? Then don't invest.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Wolfprint 3D are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
AS Estonian Business School Group (1)	2850 shares of Common Stock	25.98%
Inventrum OÜ (2)	4275 shares of Common Stock	38.97%
Causa OÜ (3)	2375 shares of Common Stock	21.65%

(1) Ultimate beneficial owner of the AS Estonian Business Group is Madis Habakuk. AS Estonian Business Group has also provided Wolfprint Estonia with a credit facility in the amount of up to €100,000.

(2) Ultimate beneficial owner is Timmu Tõke, co- founder, president and CEO of the company.

(3) Ultimate beneficial owner is Haver Järveoja, co-founder and COO of the company.

Description of securities

The securities offered in this offering

The following description is a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes bearing no interest rate and with no maturity date. The notes will only convert in the event of a future qualified equity financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation).

If there is a qualified equity financing, the notes will only convert at the election of the company or in a corporate transaction. The notes will convert either based on (1) a 20% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $4.5 million cap on the valuation at the time of the initial qualified equity financing. However, in the event of a corporate transaction, if it occurs prior to a qualified equity financing or if the value of the converted notes that you would receive is less than twice the amount you invested, you would receive a payment equal to twice the amount of your initial investment in lieu of the converted shares.

Our minimum target raise is $100,000 and we will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of December 17, 2016.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. Convertible Notes sold under Regulation D will have an annual interest rate of 5%.

The notes in this Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by these investors will convert into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to additional voting and inspection rights.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any classes of preferred stock that we may designate in the future.

Preferred Stock

The company has not yet authorized any classes of preferred stock.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities (and any securities they are converted into) can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Wolfprint 3D, Inc. was formed in August 2016 and acquired Wolfprint Estonia in September 2016. Wolfprint Estonia has been in operation since 2014 and has previously been audited (non-U.S. GAAP) for unrelated purposes. We have included a translation of the financials as material information for investors ("Estonian Financials") as Exhibit G to Form C. Currently, Wolfprint Estonia is a wholly owned subsidiary, the financials of which will be consolidated with the US entity as of its acquisition date.

In the following paragraphs, we include a discussion of the Estonian Financials, which have not been reviewed in accordance with US-GAAP generally or by a US accountant. The operating history of the Estonian subsidiary's operations are provided solely for the information of investors and may not be indicative of the results of operations of Wolfprint 3D, whose operations are subject to all the risks discussed in "Risk Factors."

Financial condition

As a newly incorporated company, we have never recognized any revenues. Accordingly, we are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services in the United States. Our wholly owned subsidiary, Wolfprint Estonia, had minimal revenues in 2014 and 2015.

Operations

The Estonian Financials state that Wolfprint Estonia's annual accounts were prepared on a going concern basis despite having negative working capital.

To date, the company has had no revenues and has not made any profits and is still a "development stage company." Wolfprint Estonia has generated minimal revenue from sales, but sales, product licensing, and potential subscriptions will only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

For the year ended December 31, 2015, Wolfprint Estonia incurred a net loss of approximately €86,358 compared to approximately €11,838 incurred in 2014. Wolfprint Estonia had a shareholder's equity deficiency of €76,696 and €86,358 as of December 31, 2015 and 2014, respectively.

Among our next steps, one of our primary goals after closing the round is deploying our 3D scanning booths to various public locations throughout the US. According to our estimates, each booth would start creating around $50,000 in yearly revenue within a year of deploying them. We are also in several advanced discussions to monetize our proprietary 3D Scanner by working with (1) film studios active in the animation business and (2) big corporate brands for marketing campaigns.

These additional proceeds will help us build more scanners to increase our revenue. The success of our fundraising campaign together with our concurrent offering to institutional investors is necessary for the viability of our business.

Liquidity and Capital Resources

As of our founding, our subsidiary Wolfprint Estonia had cash on hand in the amount of €2,500. Wolfprint Estonia had cash on hand in the amount of €641 and €1,060, as of December 31, 2015 and 2014, respectively.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

- Wolfprint Estonia owes €100,000 plus interest under a loan limit agreement entered into May 23, 2014 between Wolfprint Estonia and AS Estonian Business School at 12% yearly interest rate. The loan was used to finance past and current development and research projects. AS Estonian Business School is a shareholder of the company. Repayment date for the loan has been extended pursuant to an amendment dated September 27, 2016 to December 31, 2017 by the parties.

- Wolfprint Estonia owes €13,325 to the Estonian company, Healthcare Solutions OÜ at 2% interest rate.

Recent offerings of securities

Concurrently with this offering, we are issuing convertible notes on similar terms as the notes in this offering to accredited investors under Rule 506(c) under the Securities Act. Key differences are that accredited investors, including major investors (those investors that invest $20,000 or more), will be issued convertible notes with a 5 percent interest rate and they have additional information rights, including quarterly email updates, that the notes in this offering will not have.

On November 2, 2015, the AS Estonian Business Group OU became shareholder and investor in Wolfprint Estonia. Subsequently, Wolfprint Estonia issued further shares pursuant to a Subscription Agreement entered into February 8, 2016 under Estonian law. This agreement was signed in connection with Wolfprint Estonia's participation in the Startup Wise Guys accelerator program.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $100,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. The proceeds of this offering, along with our concurrent offering under Rule 506(c), will be used to cover the operating expenses of Wolfprint 3D.

If we manage to raise funds in excess of our target amount, we plan to use our proceeds as follows:

- Approximately 2% towards servicing interest payments on our debt under the loan limit agreement entered into May 23, 2014 between Wolfprint Estonia and AS Estonian Business School at 12% yearly interest rate. The loan was used to finance past and current development and research projects. AS Estonian Business School is a shareholder of the company and therefore this is considered a related party transaction. Outstanding amount under the loan is 100,000 euros.

- Approximately 32% of funds on product development including further development and adjustments to our proprietary 3D scanner.
- Approximately 20% of funds on payroll expenses, the majority of which will go towards payments to our engineers and developers currently employed by the Wolfprint Estonia.
- Approximately 13% of funds on production-related expenses, including additional scanners.
- Approximately 5% of funds on sales and marketing-related expenses in collection with the Luna scanner and additional services.
- Approximately 25% o funds on operating expenses, including rental of an office space and additional overhead.
- Approximately 5% of funds on miscellaneous other expenses.

In case we raise less than the overallotment amount and raise only the target amount, we will reduce our expenses with respect to the amount we spend on production and product development and we will undertake additional financing efforts sooner.

- We will still make interest payments under the credit facility with AS Estonian Business School, as described above.
- We will reduce our product development expenses to approximately 20% of the funds raised.
- We will raise our sales and marketing expenses to approximately 10% of funds raised in order to promote our existing products and generate potential income.
- Approximately 34% of funds on salaries, primarily for our technology and development staff.
- Approximately 20% of funds on operating costs.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.wolfprint3d.com which will posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/wolfprint.3d/seed.

SeedInvest Investment Process

A description of the investment process appears as Exhibit E to the Form C of which this Offering Memorandum forms a part.